Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Vasogen Receives NASDAQ Notification Related to Minimum Bid Price

     MISSISSAUGA, ON, Aug. 17 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS),
today announced that the Company received a letter from the Listing
Qualifications Department of The NASDAQ Stock Market indicating that Vasogen had not regained compliance with Listing Rule 5550(a)(2).
     We plan to request a hearing before the NASDAQ Listing Qualifications
Panel ("the Panel") to review the NASDAQ's determination of the continued
listing of our common stock. We expect that any discussions with the NASDAQ regarding our plans for regaining compliance will be impacted by the proposed transactions announced on August 17, 2009. There can be no assurance that the
Panel will grant a request for continued listing on the NASDAQ Capital Market.
     The notice has no effect on the listing of Vasogen's common stock at this time, and our common stock will continue to trade on the NASDAQ Capital Market under the symbol "VSGN", as well as on the Toronto Stock Exchange under the symbol "VAS".

     Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements include, without limitation, our plans to complete the business combination resulting from our strategic review, which is described in the press release dated August 17, 2009, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2008, as well as in our other public filings, including our Management's Discussion and
Analysis for the period ended May 31, 2009. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Investor Relations, 4 Robert Speck Parkway,
15th Floor, Mississauga, ON L4Z 1S1, tel: (905) 817-2002, fax: (905) 847-6270,
www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 06:00e 17-AUG-09